Celsus Therapeutics Names Allan Shaw to Board of Directors

NEW YORK and LONDON – (GLOBE NEWSWIRE – October 2, 2013) – Celsus Therapeutics (OTCQB: CLSXY), an emerging growth, development-stage biopharmaceutical company, announced today the addition of biopharmaceutical industry veteran Allan Shaw to the Company’s Board of Directors. Mr. Shaw will serve as Chairman of the Audit Committee.

“We are pleased to have Allan join our Board of Directors and serve on the Audit Committee,” said Mark Cohen, Executive Chairman of the Board of Directors of Celsus Therapeutics. “With over twenty-five years of demonstrated success in financial management, corporate leadership and international operations, Allan’s experience further strengthens our Board and we look forward to utilizing his unique expertise to aid in the next stage of development of Celsus Therapeutics.”

Mr. Shaw commented, “I am excited to join the Celsus Board and to have the opportunity to help develop the Company’s novel anti-inflammatory drug candidates. I look forward to working with the Board to guide the Company and shape its future.”

Mr. Shaw currently leads Alvarez & Marsal’s biopharmaceutical consulting practice and served as a member of the Board of Directors for the Central New York Biotech Accelerator (formerly Central New York-Biotech Research Center). Previously, he worked as Chief Financial Officer and executive management board member of Serono International S.A., a global biotechnology company and the largest in Europe. He was also the founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm, focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets. His clients included a biopharmaceutical licensing / developmental group and an international investment bank, for which he served as a strategic adviser.

Mr. Shaw has served as a Board member and Chief Financial Officer for NewLead Holdings LTD (NASDAQ:NEWL), as well as an independent board member of Navios Maritime Holdings Inc.'s (NYSE: NM), serving as Chairman for Navios' Audit (designated financial expert) and Compensation Committees. He has contributed to several corporate governance books and is a member of the American Institute of Certified Public Accountants, New York Society of Certified Public Accountants and Corporate Directors Group.

Mr. Shaw graduated with a Bachelor of Science from the State University of New York (Oswego College), and is a certified public accountant in the State of New York.

About Celsus Therapeutics Plc.

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus' MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company has two lead drug candidates in its clinical pipeline, MRX-6, a topical cream for contact dermatitis and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS - This press release contains "forward-looking statements" that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "hope," "look forward" and similar expressions intended to identify forward-looking statements. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including our ability to finance our operations, the future success of our scientific studies, our ability to successfully develop drug candidates, the timing for starting and completing clinical trials, rapid technological change in our markets, and the enforcement of our intellectual property rights. Our most recent Annual Report on Form 20-F discusses some of the important risk factors that may affect our business, results of operations and financial condition. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Investor Contact:

The Trout Group

Graham Morrell

(646) 378-2954

gmorrell@troutgroup.com